STEREO VISION ENTERTAINMENT, INC.
15452 Cabrito Road, Suite 204
Van Nuys, CA  91406
Telephone: (818) 909-7911

July 16, 2010

Via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0406
Attention: William H. Thompson, Branch Chief

Re:	Stereo Vision Entertainment, Inc.
Form 10-KA for the Fiscal Year Ended June 30, 2009
Filed May 17, 2010
File NO. 0-28533

Ladies and Gentlemen;

We have received your comments to our Form 10-K/A for the year ended June 30, 2009 and thank you again for your review to assist and enhance the overall disclosure in our Exchange Act filings.  We supplementally respond to all your comments as follows:

Amendment No. 1 to Form 10-K for the Fiscal Year Ended June 30, 2009

Item 8A(T).  Controls and Procedures, page 21
Evaluation of Disclosure Controls and Procedures, page 21

1.
We reviewed your response to comment five in our letter dated March 12, 2010 and the revisions to your disclosure.  Please revise to provide the conclusion of your principal executive and financial officer regarding the effectiveness of your disclosure controls and procedures as presented in your response.  In addition, please revise your disclosure in future reports on Form 10-Q as previously requested.

Response:  We will revise our disclosure in Evaluation of Disclosure Controls and Procedures to provide the conclusion of our principal executive and financial officer regarding the effectiveness of our disclosure controls and procedures.  We will also revise our disclosure in future reports on Form 10-Q.

Changes in Internal Control Over Financial Reporting, page 21

2.
Please revise to clearly disclose any change in internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.  If there were no changes in internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or is reasonably likely to materially affect, your internal control over financial reporting please disclose that fact.  Refer to paragraph (b) of Item 308T of Regulation S-K.

Response:  We will revise our disclosure in Changes in Internal Control Over Financial Reporting to clearly disclose any change in internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Exhibit 31

3.
Please remove the title of the certifying officer from the introductory paragraph.  Refer to paragraph (b)(31) of Item 601 of Regulation S-K.  Please similarly revise certifications filed in future reports on Form 10-K and Form 10-Q.

Response:  We will remove the title of the certifying officer from the introductory paragraph of Exhibit 31.  We will also similarly revise certifications filed in future reports on Form 10-K and Form 10-Q.

With respect to the above comments and responses the undersigned, on behalf of Stereo Vision Entertainment, Inc. (the “Company”) acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully Submitted,

/S/ John Honour
John Honour
C.E.O., President, Director